SUN COMMUNITIES, INC.
Computation of Ratio of Earnings to Fixed Charges
(Amounts in Thousands, Except Ratios)

	Three Months Ended March 31,	Year Ended December 31,
	2012	2011	2010	2009	2008	2007
Pre-tax income (loss) from continuing operations before noncontrolling interests and equity income (loss) from affiliates	$5,696	$(2,485)	$(1,855)	$(4,794)	$(16,775)	$(10,035)
Fixed charges (from below)	18,229	69,196	65,461	62,813	64,192	65,555
Distributions from equity investments	750	2,100	500	—	230	1,350
Less:
Capitalized interest	—	—	—	—	—	5
Distributions to preferred OP unitholders	1,421	4,555	3,291	3,348	3,382	3,575

Earnings	$23,255	$64,256	$60,815	$54,671	$44,265	$53,290

Fixed charges
Interest (including amortization of deferred financing costs)	16,797	64,606	62,136	59,432	60,775	61,939
Interest capitalized	—	—	—	—	—	5
Estimate of interest within rental expense	12	35	34	33	35	36
Distributions to preferred OP unitholders	1,421	4,555	3,291	3,348	3,382	3,575

Fixed charges	$18,229	$69,196	$65,461	$62,813	$64,192	$65,555

Ratio of earnings to fixed charges	1.28	0.93	0.93	0.87	0.69	0.81

Additional earnings needed to achieve coverage ratio of 1:1	—	4,940	4,646	8,142	19,927	12,265